Exhibit 99.1

Merus Labs International Inc. Announces Closing of Exercise of Over-Allotment Option

TORONTO, June 1, 2015 /CNW/ - Merus Labs International Inc. ("Merus" or the "Company") (TSX: MSL, NASDAQ: MSLI) is pleased to announce today that the syndicate of investment dealers (the "Underwriters") has exercised the over-allotment option to purchase 1,000,550 common shares of the Company ("Shares") at a price of C$3.05 per Share granted to the Underwriters in connection with the Company's previously announced public offering which closed on April 30, 2015.  The Company has today issued 1,000,550 Shares for additional gross proceeds of C$3,051,678 upon closing of the exercise of the over-allotment option.

The net proceeds of the offering will be used for working capital and for general corporate purposes, including the funding of prospective future acquisitions.

The Shares have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or any applicable exemption from the registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

About Merus Labs International Inc.

Merus Labs is a specialty pharmaceutical company focused on acquiring established products. The Company leverages its expertise in European and North American markets to optimize the value of underdeveloped pharmaceutical assets. The common shares of the Company trade on the Toronto Stock Exchange as ticker 'MSL' and on NASDAQ as ticker 'MSLI'. For more information visit our website at http://www.meruslabs.com/.

Cautionary Statement

Certain statements contained in this press release may constitute "forward-looking statements" within the meaning of Section 21E (i) (1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Merus' actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Merus' products, changes in competition, the ability of Merus to complete future acquisitions and to integrate these acquisitions into its business, Merus' ability to complete future debt and/or equity financings required to complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Merus that Merus' plans and objectives will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

SOURCE Merus Labs Inc.

%CIK: 0001031516

For further information: Merus Labs International Inc., Tel: (416) 593-3725; Or contact our investor relations department at: info@meruslabs.com

CO: Merus Labs Inc.

CNW 09:24e 01-JUN-15